[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

(212) 318-6962 matthewvanwormer@paulhastings.com
February 21, 2007	59860.00014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HealthShares™, Inc.

Request for Withdrawl of Filing of Pre-Effective Amendment on Form N-1A/A (Registration No. 333-131842).

Dear Mr. Ganley,

On behalf of HealthShares™, Inc. (the “Company”), and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby make application to the Securities and Exchange Commission (the “Commission”), to withdraw the Form N-1A/A filed on February 20, 2007, due to the fact that it was inadvertently filed as a pre-effective amendment when it should have been filed as a post-effective amendment to the Company’s registration statement which was declared effective by the Commission on January 12, 2007.

The Company’s registration statement on Form N-1A/A (accession no. 0001116679-07-000477) was transmitted and accepted by the Commission on February 20, 2007 inadvertently using the wrong EDGAR form type, “N-1A/A”, rather than “485APOS”. No securities were sold in connection with this registration statement. Later that same day, the Company re-filed its registration statement on the correct form type for post-effective amendments, “485APOS” (accession no. 0001116679-07-000495).

If you have any questions or comments regarding this filing, please do not hesitate to contact me at (212) 318-6962.

.

Securities and Exchange Commission

Sincerely,

/s/ Matthew J. Van Wormer

Matthew J. Van Wormer

of Paul, Hastings, Janofsky & Walker LLP

cc:	HealthShares™, Inc.